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                                                                   EXHIBIT 16



Securities and Exchange Commission
Washington, DC  20549




April 4, 2001


Ladies and Gentlemen:

We were previously principal accountants for Nuevo Energy Company and, under the date of February 8, 2001, we reported on the consolidated financial statements of Nuevo Energy Company and subsidiaries ("Nuevo") as of and for the years ended December 31, 2000 and 1999. On March 9, 2001, we were notified that our appointment as principal accountants would be terminated upon the completion of the audit of Nuevo's consolidated financial statements as of and for the year ended December 31, 2000, and the issuance of our report thereon. We have read Nuevo's statements included under Item 4 of its Form 8-K/A dated April 4, 2001, and we agree with such statements.

Very truly yours,

/s/ KPMG LLP




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